Filed Pursuant to Rule 433

Registration No. 333-183287

September 9, 2013

ONEOK PARTNERS, L.P.

PRICING TERM SHEET

$1,250,000,000

$425,000,000 3.200% Senior Notes due 2018

$425,000,000 5.000% Senior Notes due 2023

$400,000,000 6.200% Senior Notes due 2043

Issuer:	ONEOK Partners, L.P.

Guarantor:	ONEOK Partners Intermediate Limited Partnership

Security Type:	Senior Unsecured Notes

Ratings:*	Moody’s: Baa2 (Stable) / S&P: BBB (Negative)

Minimum Denomination:	$2,000 and whole multiples of $1,000 in excess thereof

Pricing Date:	September 9, 2013

Settlement Date (T+3):	September 12, 2013

	3.200% Senior Notes due 2018	5.000% Senior Notes due 2023	6.200% Senior Notes due 2043

Maturity Date:	September 15, 2018	September 15, 2023	September 15, 2043

Principal Amount:	$425,000,000	$425,000,000	$400,000,000

Benchmark:	1.500% due August 31, 2018	2.500% due August 15, 2023	2.875% due May 15, 2043

Benchmark Yield:	1.714%	2.905%	3.882%

Re-offer Spread to Benchmark:	+150 bps	+210 bps	+235 bps

Yield to Maturity:	3.214%	5.005%	6.232%

Coupon:	3.200%	5.000%	6.200%

Public Offering Price:	99.935%	99.960%	99.567%

Gross Spread:	0.600%	0.650%	0.875%

Redemption Provisions:

Make-Whole Call:	T+25 bps (prior to August 15, 2018)	T+35 bps (prior to June 15, 2023)	T+37.5 bps (prior to March 15, 2043)

Par Call:	On or after August 15, 2018 (1 month prior to maturity)	On or after June 15, 2023 (3 months prior to maturity)	On or after March 15, 2043 (6 months prior to maturity)

Interest Payment Dates:	March 15 and September 15, beginning March 15, 2014	March 15 and September 15, beginning March 15, 2014	March 15 and September 15, beginning March 15, 2014

CUSIP / ISIN:	68268NAK9 / US68268NAK90	68268NAL7 / US68268NAL73	68268NAM5 / US68268NAM56

Joint Book-Running Managers:	RBS Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.

Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Junior Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

Goldman, Sachs & Co.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

BOSC, Inc.

UMB Financial Services, Inc.

The Williams Capital Group, L.P.

Tuohy Brothers Investment Research, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800)-294-1322 or Deutsche Bank Securities Inc. at (800) 503-4611.

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